SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

BP Midstream Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

0556EL 109

(CUSIP Number)

Hans F. Boas

501 Westlake Park Boulevard

Houston, Texas 77079

Tel: (281) 366-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 0556EL 109	Page 1 of 2 Pages

1	NAME OF REPORTING PERSONS BP Midstream Partners Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A): ☐ (B): ☒
3	SEC USE ONLY OO
4	SOURCE OF FUNDS (See Instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,956,712 units
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 56,956,712 units*
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,956,712 units**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%**
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

*	Consists of 4,581,177 common units and 52,375,535 subordinated units representing limited partner interests in BP Midstream Partners LP. BP Midstream Partners Holdings LLC may also be deemed to be the indirect beneficial owner of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) through its controlling interest in BP Midstream Partners GP LLC. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of the BP Midstream Partners LP, which is incorporated herein by reference to Exhibit 3.1 to BP Midstream Partners LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2017.
**	Based on a total of 52,375,535 common units and 52,375,535 subordinated units outstanding as of November 27, 2017.

13D

CUSIP No. 0556EL 109	Page 2 of 2 Pages

1	NAME OF REPORTING PERSONS BP Pipelines (North America) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A): ☐ (B): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maine

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,956,712 units
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 56,956,712 units*
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,956,712 units**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Consists of 4,581,177 common units and 52,375,535 subordinated units representing limited partner interests in the BP Midstream Partners LP, held of record by BP Midstream Partners Holdings LLC, a wholly owned subsidiary of BP Pipelines (North America) Inc. BP Pipelines (North America) Inc. may also be deemed to be the indirect beneficial owner of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) through BP Midstream Partners Holdings LLC’s controlling interest in the BP Midstream Partners GP LLC. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of the BP Midstream Partners LP, which is incorporated herein by reference to Exhibit 3.1 to the BP Midstream Partners LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2017.
**	Based on a total of 52,375,535 common units and 52,375,535 subordinated units outstanding as of November 27, 2017.

Explanatory Note

This Amendment No. 1 to Schedule 13D amends the statement on Schedule 13D filed on November 9, 2017, by BP Pipelines (North America) Inc. and BP Midstream Partners Holdings LLC (the “Initial Statement”). The Initial Statement shall not be modified except as specifically provided herein.

Item 1.	Security and Issuer

No changes to this Item.

Item 2.	Identity and Background

No changes to this Item.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

The Partnership was formed on May 22, 2017 as a Delaware limited partnership to own, operate, develop and acquire pipelines and other midstream assets. Upon the formation of the Partnership, BP Holdco, as the organizational limited partner, contributed $100 to the Partnership.

At the closing of the Partnership’s initial public offering on October 30, 2017 (the “Offering”), in exchange for the contribution of certain assets to the Partnership, the Partnership issued to BP Holdco, 3,500,535 Common Units and 52,375,535 Subordinated Units representing an aggregate 56.8% limited partner interest in the Partnership as of such time, pursuant to a Contribution, Assignment and Assumption Agreement dated October 30, 2017 (the “Contribution Agreement”), among BP Midstream Partners GP LLC (the “General Partner”), the Partnership, BP Pipelines, BP Holdco and the Standard Oil Company (“Standard Oil”).

Subsequent to the closing of the Offering, on November 7, 2017, the underwriters purchased 5,294,358 additional Common Units pursuant to their option to purchase up to 6,375,000 additional Common Units (the “Over Allotment Option”).

On November 24, 2017, pursuant to the Contribution Agreement and the Deferred Issuance and Distribution (as defined in the Partnership Agreement), upon the expiration of the Over Allotment Option, the Partnership issued to BP Holdco the remaining 1,080,642 Common Units that were not purchased by the underwriters pursuant to the Over Allotment Option.

On October 25, 2017, certain Covered Individuals acquired with personal funds, beneficial ownership of Common Units through a direct allocation at the request of the Partnership by the underwriters at the initial public offering price of $18.00 per Common Unit, as noted on Schedule I attached hereto.

Item 4.	Purpose of Transaction

No changes to this Item.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) BP Pipelines does not directly own any Common Units or Subordinated Units; however, as the sole member of BP Holdco, it may be deemed to beneficially own (x) 4,581,177 Common Units held of record by BP Holdco, which represents approximately 8.7% of the outstanding Common Units of the Partnership and (y) 52,375,535 Subordinated Units held of record by BP Holdco, which represent all of the outstanding Subordinated Units.

1

(1) BP Holdco is the record and beneficial owner of (x) 4,581,177 Common Units, which represents 8.7% of the outstanding Common Units, and (y) 52,375,535 Subordinated Units, which represents all of the outstanding Subordinated Units.

(2) In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth on Schedule I hereto.

The percentages set forth in Item 5(a) are based on the number of Common Units (52,375,535) and Subordinated Units (52,375,535) issued and outstanding as of November 27, 2017, as reported to the Reporting Persons by the Partnership.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in Schedule I hereto has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in Schedule I hereto.

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. See Schedule I for the information applicable to the Covered Individuals. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No changes to this Item.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Joint Filing Statement (filed as Exhibit 99.1 to BP Pipelines’ and BP Holdco’s Schedule 13D filed with the Commission on November 9, 2017 and incorporated herein in its entirety by reference).

Exhibit B	Amended and Restated Agreement of Limited Partnership of BP Midstream Partners LP (incorporated by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-38260) filed with the Commission on November 1, 2017 and incorporated herein by reference).

Exhibit C	First Amended and Restated Limited Liability Company Agreement of BP Midstream Partners GP LLC (incorporated by reference to Exhibit 3.4 to the Issuer’s registration statement on Form S-1 (File No. 333-220407) filed with the Commission on September 11, 2017 and incorporated herein by reference).

Exhibit D	Contribution, Assignment and Assumption Agreement, dated as of October 30, 2017, by and among BP Midstream Partners LP, BP Midstream Partners GP LLC, BP Midstream Partners Holdings LLC, BP Pipelines (North America) Inc. and the Standard Oil Company (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-38260) filed with the Commission on November 1, 2017).

Exhibit E	Underwriting Agreement, dated as of October 25, 2017, by and among BP Midstream Partners LP, BP Midstream Partners GP LLC, BP Pipelines (North America) Inc. and BP Midstream Partners Holdings LLC, and Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, as representatives of the several underwriters named in Schedule I thereto (incorporated by reference to Exhibit 1.1 to the Issuer’s current report on Form 8-K (File No. 001-38260) filed with the Commission on October 31, 2017 and incorporated herein by reference).

2

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2017

BP PIPELINES (NORTH AMERICA) INC.

By:	/s/ Gerald Maret
Name:	Gerald Maret
Title:	President

BP MIDSTREAM PARTNERS HOLDINGS LLC

By:	/s/ Gerald Maret
Name:	Gerald Maret
Title:	President

3

SCHEDULE I

The name and business address of each of the executive officers of BP Midstream Partners Holdings LLC and each of the executive officers and directors of BP Pipelines (North America) Inc. are set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer, BP Midstream Partners Holdings LLC or BP Pipelines (North America) Inc.).

Officers of BP Midstream Partners Holdings LLC

Gerald J. Maret

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: President of BP Midstream Partners Holdings LLC, President and Director of BP Pipelines

(North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 2,500 common units (1)

Brian Smith

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Vice President & Chief Financial Officer of BP Midstream Partners Holdings LLC.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Nicholas Burgin

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Vice President & General Tax Officer of BP Midstream Partners Holdings LLC, and Vice President & General Tax Officer of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Susan Baur

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Vice President of BP Midstream Partners Holdings LLC, and Vice President and Director of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Audrey Smith Hill

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Vice President of BP Midstream Partners Holdings LLC, and Vice President of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Daniel P. Knapp

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Vice President of BP Midstream Partners Holdings LLC, and Vice President of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Luana G. Slenk

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Treasurer of BP Midstream Partners Holdings LLC, and Treasurer of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Sch. I - 1

Lisa Benton

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Controller of BP Midstream Partners Holdings LLC and Controller and Director of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Nike Thorpe

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Secretary of BP Midstream Partners Holdings LLC, and Secretary of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Paul Broman

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Tax Officer of BP Midstream Partners Holdings LLC, and Tax Officer of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Carol Clenney

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Tax Officer of BP Midstream Partners Holdings LLC, and Tax Officer of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Mark Hennen

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Tax Officer of BP Midstream Partners Holdings LLC, and Tax Officer of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Patrice Henry

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Assistant Treasurer of BP Midstream Partners Holdings LLC, and Assistant Treasurer of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Joletta D. Martin

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Assistant Treasurer of BP Midstream Partners Holdings LLC, and Assistant Treasurer of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Sch. I - 2

Officers of BP Pipelines (North America) Inc.

Gerald J. Maret

(see above)

Scott Daniels

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Vice President & Chief Financial Officer of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Nicholas Burgin

(see above)

Susan Baur

(see above)

Andrew T. Fiedler

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Vice President of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Chris Greco

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Vice President of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Tom Halaska

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Vice President of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Jeffrey S. Heller

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Vice President of BP Midstream Partners Holdings LLC, and Vice President of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Audrey Smith Hill

(see above)

Daniel P. Knapp

(see above)

Christine Mack

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Vice President of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Sch. I - 3

James J. Trussell

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Vice President of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Luana G. Slenk

(see above)

Lisa Benton

(see above)

Nike Thorpe

(see above)

Paul Broman

(see above)

Carol Clenney

(see above)

Mark Hennen

(see above)

Patrice Henry

(see above)

Joletta D. Martin

(see above)

Directors of BP Pipelines (North America) Inc.

Gerald Maret

(see above)

Lisa Benton

(see above)

Susan Baur

(see above)

(1)	On October 25, 2017, Mr. Maret purchased 2,500 units pursuant to a direct allocation.

Sch. I - 4